centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

082-04578

16 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

[redacted]

SUPPL

08001983

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica enters into agreement to acquire Canadian assets from TransGlobe Energy

Centrica plc today announced that its North American subsidiary, Direct Energy, has made an agreed offer to acquire the Canadian based oil and gas assets of TransGlobe Energy Corporation (TSX:TGL, NASDAQ:TGA), for a total cash consideration of C$56.7 million (£28.4 million). Internal assessments indicate that this acquisition will increase Direct Energy's reserves by at least 15 Bcfe.

The assets acquired are located next to Direct Energy's current gas portfolio in Alberta. In addition to a production base of 8.7 Mmcfe per day (of which 75 per cent is natural gas), the acquisition also includes 50,000 acres of land with development potential.

Deryk King, Managing Director, Centrica North America said: "TransGlobe Energy's Canadian assets are an excellent fit with Direct Energy's current upstream portfolio. This acquisition reaffirms our commitment to growing the profit stream from this important part of the business."

The transaction is expected to close by the beginning of May and is not subject to shareholder approval.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	14 April, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

14 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This Information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica plc

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 29,600,000 ordinary shares of 6 14/81 pence each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 14 April 2008 and that trading will commence 15 April 2008.

These shares are being reserved under a block listing and will be issued as a result of the award of shares pursuant to the following scheme:

Schemes	Shares
Centrica Sharesave Scheme	18,000,000
Centrica Long Term Incentive Scheme	10,000,000
Centrica Shares Award Scheme	1,000,000
Centrica Share Incentive Plan	500,000
Centrica North American Employee Share Purchase Plan	100,000

When issued, these shares will rank pari passu with the existing ordinary shares.

centrica

RECEIVED
2008 APR 18 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	7 April, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**6** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

7 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

7 April 2008

Centrica plc (the Company) - Directors' and other PDMRs' share interests

Centrica announces the following transactions in respect of its ordinary share capital of 6 $^{14}/_{81}$ pence each by Executive Directors and/or other Persons Discharging Managerial Responsibility (PDMRs).

1) Release and sale of shares from the Long Term Incentive Scheme (LTIS)

On 3 April 2008, a total of 3,267,332 Centrica ordinary shares of 6 $^{14}/_{81}$ pence each in respect of awards made under the terms of the LTIS in April 2005 were transferred to participants, including two Executive Directors and four other PDMRs. These awards, which were subject to performance conditions*, were released by the trustee of the LTIS following the completion of the three-year performance period.

* The performance condition for the LTIS award in 2005 is linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group. The maximum award only vests if the Company's TSR over the performance period achieves upper quartile ranking (25th position or above) against the other 99 companies in the LTIS comparator group. For the award made in 2005, at the conclusion of the performance period on 31 March 2008, the Company was ranked in 45th position in the LTIS comparator group and, accordingly, 57.5% of the award was released.

On release, participants are liable to pay income tax at their marginal rate and National Insurance contributions at 1% on the value of the shares. Accordingly, the Executive Directors and other PDMRs sold shares (41%) to meet these liabilities. The shares were sold at 305.301p on 3 April 2008.

The specific details of the release and disposals relating to the Executive Directors and other PDMRs are as follows:

	Shares released	Shares sold	Net number of shares transferred to participant
Executive Directors			
Phil Bentley	95,246	39,051	56,195
Jake Ulrich	97,132	39,825	57,307
Other PDMRs			
Grant Dawson	64,126	26,292	37,834
Deryk King	73,556	30,158	43,398
Anne Minto	60,542	24,823	35,719
Chris Weston	33,320	13,662	19,658

2) Long Term Incentive Scheme Allocations

On 3 April 2008 conditional allocations of ordinary shares in the Company were made by the trustee of the LTIS to the following Executive Directors and other PDMRs:

	TSR shares	EPS shares	Total number of shares in conditional allocation
Executive Directors			
Phil Bentley	194,114	194,113	388,227
Sam Laidlaw	302,579	302,579	605,158
Nick Luff	185,185	185,185	370,370
Other PDMRs			
Grant Dawson	102,307	102,306	204,613
Deryk King	129,588	129,588	259,176
Catherine May	72,569	72,569	145,138
Anne Minto	96,305	96,304	192,609
Chris Weston	120,040	120,039	240,079

The allocation price for calculating the number of shares was 302.4p, being the average closing share price over the five business days immediately preceding the allocation date of 3 April 2008.

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three-year performance period. If and to the extent that the performance criteria are satisfied at the conclusion of the performance period, the relevant number of shares will be transferred to executives at the trustee's discretion.

The percentage of the allocation eventually to vest is dependent on the satisfaction of performance criteria over a three-year performance period commencing on 3 April 2008:

- the EPS shares will be subject to a performance condition based on the Company's growth in earnings per share (EPS)* relative to the growth in the retail prices index (RPI) (All Items) over three financial years. Growth in earnings per share (EPS) will be calculated by comparing the Company's EPS figure for the financial period preceding the date of allocation with that for the financial period three years later**; and
- the TSR shares will be determined by the Company's Total Shareholder Return (TSR) performance relative to the other companies comprising the LTIS comparator group - the FTSE 100 at the start of the three-year performance period. At the end of the performance period, the TSR performance condition will be measured, the same calculation made for all the other 99 companies in the LTIS comparator group and a ranking list will be compiled***.

* EPS is calculated as the Company's earnings per share, adjusted for exceptional items and certain re-measurements arising on the application of IAS 32 and IAS 39.

** In respect of three quarters of the EPS shares allocated to the executive directors and all of the EPS shares allocated to the other PDMRs, the maximum allocation of such EPS shares only vests if the Company's growth in EPS exceeds growth in RPI by 30% or more. No shares vest if the growth in EPS over RPI is below 9%. Between 9% and 30% shares vest on

a scale from 25% to 100%. In respect of the balance of one quarter of EPS shares allocated to the executive directors, the maximum allocation of such EPS shares only vests if the Company's growth in EPS exceeds growth in RPI by 40% or more. No shares vest if the growth in EPS over RPI is below 20%. Between 20% and 40% shares will vest pro rata on a scale from 25% to 100%.

***The maximum allocation of TSR shares only vests if the Company's TSR over the performance period achieves upper quintile ranking (20th position or above) against the comparator group. No shares vest if the TSR ranking over the performance period is sub-median (below 50th position) against the comparator group. From 20th to 50th position, shares vest on a scale from 100% to 25%.

3) Grant of Sharesave Options

Options were granted at an option price of 255.27p per share to Nick Luff and Grant Dawson under the terms of the Centrica Sharesave scheme on 3 April 2008. Each was granted an option over 6,581 shares which will be exercisable between 1 June 2013 and 30 November 2013.

4) Current Share Interests

Following the LTIS release, the LTIS allocation and the grant of Sharesave options, the Executive Directors and other PDMRs retain an interest in the share capital of the Company as follows:

Directors' and PDMRs' interests in shares					
	Ordinary shares of 6 14/81p	Share Incentive Plan	LTIS – conditional upon performance	DMSS - total number of shares invested	DMSS - total matching shares
Executive Directors					
Phil Bentley	609,721	4,860	962,927	65,507	181,727
Sam Laidlaw	252,795	893	1,496,478	88,451	272,431
Nick Luff	149,888	431	646,915	50,112	169,871
Jake Ulrich	849,588	4,755	574,700	64,368	181,726
Other PDMRs					
Grant Dawson	279,078	4,861	476,283	32,030	89,742
Deryk King	264,483	6,346.92*	577,536	47,192	131,407
Catherine May	-	623	292,454	5,750	16,023
Anne Minto	196,702	4,209	448,938	30,681	84,870
Chris Weston	118,871	3,511	504,919	31,399	62,798

*held under the North American Employee Share Purchase Plan

Directors' and PDMRs' interests in options			
	Executive	Executive	Sharesave

	Share Options – vested but not yet exercised	Share Options – conditional upon performance	Options
Executive Directors			
Phil Bentley	2,075,980	371,799	3,244
Sam Laidlaw	-	-	3,244
Nick Luff	-	-	6,581
Jake Ulrich	1,831,951	371,799	3,244
Other PDMRs			
Grant Dawson	1,393,433	245,527	21,917**
Deryk King	974,019	287,618	-
Catherine May	-	-	-
Anne Minto	1,152,791	232,199	3,928
Chris Weston	323,063	238,512	3,928

** includes 16,336 options exercisable between 1 June 2008 and 30 November 2008.

The total number of Centrica shares in issue as at the end of 3 April 2008 is 3,634,573,519.

Centrica Media Relations: 0845 072 8001
Centrica Investor Relations: 01753 494900

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 April, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	5 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

2 April 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica plc

Annual Information Update - 12 months to 1 April 2008

In accordance with Prospectus Rule 5.2 the following lists have been prepared referring to or containing all information that has been published or made available to the public by Centrica plc over the previous 12 months in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1) Announcements made via a Regulatory Information Service:

Date	Regulatory Headline	Via
1-Apr-08	Total Voting Rights	BZN
31-Mar-08	Directorate Change	BZN
28-Mar-08	Annual Report & Accounts	BZN
27-Mar-08	Gas Storage Project	BZN
26-Mar-08	Holding(s) in Company	BZN
20-Mar-08	Director/PDMR Shareholding	BZN
11-Mar-08	Director/PDMR Shareholding	BZN
03-Mar-08	Total Voting Rights	BZN
21-Feb-08	Final Results	BZN
20-Feb-08	Director/PDMR Shareholding	BZN
15-Feb-08	Centrica - Gas Deal	BZN
01-Feb-08	Total Voting Rights	BZN
22-Jan-08	Director/PDMR Shareholding	BZN
18-Jan-08	British Gas Pricing	BZN
14-Jan-08	Cerespower Agreement	BZN
02-Jan-08	Total Voting Rights - Centrica Plc	BZN
20-Dec-07	Director/PDMR Shareholding	BZN
14-Dec-07	Trading Statement	BZN
30-Nov-07	Total Voting Rights	BZN
30-Nov-07	Holding(s) in Company	BZN
21-Nov-07	Director/PDMR Shareholding	BZN
15-Nov-07	Director/PDMR Shareholding	BZN
15-Nov-07	Holding(s) in Company	BZN
15-Nov-07	Centrica enters into agreement to acquire Alberta gas assets	BZN
13-Nov-07	Holding(s) in Company	BZN
07-Nov-07	Holding(s) in Company	BZN
31-Oct-07	Blocklisting Interim Review	BZN
31-Oct-07	Total Voting Rights	BZN
23-Oct-07	Director/PDMR Shareholding	BZN
01-Oct-07	Publication of Prospectus	RNS
01-Oct-07	Director Declaration	BZN
28-Sep-07	Director/PDMR Shareholding	BZN
28-Sep-07	Total Voting Rights	BZN
20-Sep-07	Director/PDMR Shareholding	BZN
17-Sep-07	Gas Company Acquisition	BZN
11-Sep-07	Director/PDMR Shareholding	BZN
31-Aug-07	Total Voting Rights	BZN
28-Aug-07	Director Declaration	BZN
21-Aug-07	Director/PDMR Shareholding	BZN

13-Aug-07	Director/PDMR Shareholding	BZN
13-Aug-07	Director/PDMR Shareholding - Amendment	BZN
13-Aug-07	Director/PDMR Shareholding	BZN
06-Aug-07	Director/PDMR Shareholding	BZN
02-Aug-07	Half-yearly Report	BZN
01-Aug-07	Holding(s) in Company	BZN
01-Aug-07	Acquisition of Wind Farm	BZN
31-Jul-07	Total Voting Rights	BZN
25-Jul-07	Director Declaration	BZN
23-Jul-07	Director/PDMR Shareholding	BZN
20-Jul-07	Director/PDMR Shareholding	BZN
16-Jul-07	Gas Supply Agreement	BZN
10-Jul-07	Holding(s) in Company	BZN
29-Jun-07	Total Voting Rights	BZN
26-Jun-07	Director/PDMR Shareholding	BZN
25-Jun-07	Trading Statement	BZN
20-Jun-07	Director/PDMR Shareholding	BZN
14-Jun-07	Director/PDMR Shareholding	BZN
14-Jun-07	Director/PDMR Shareholding	BZN
31-May-07	Total Voting Rights	BZN
22-May-07	Director/PDMR Shareholding	BZN
17-May-07	LNG Agreement	BZN
14-May-07	Result of AGM	BZN
14-May-07	AGM Statement	RNS
04-May-07	Blocklisting Interim Review	BZN
30-Apr-07	Total Voting Rights	BZN
26-Apr-07	British Gas Statement on Energy Prices	BZN
25-Apr-07	Director Declaration	BZN
24-Apr-07	Additional Listing	BZN
20-Apr-07	Director/PDMR Shareholding	BZN
19-Apr-07	British Gas Launches New Green Business	BZN
12-Apr-07	Director/PDMR Shareholding	BZN
05-Apr-07	Director/PDMR Shareholding	BZN
02-Apr-07	Annual Information Update	BZN

Copies of Announcements made via a Regulatory Information Service can be obtained from the Company's website www.centrica.com

2) Documents filed at Companies House:

The Company has submitted filings to Companies House in relation to the Annual Report and Accounts 2006, appointment and resignation of directors, the allotment of shares, ordinary and special resolutions passed at the Company's AGM on 14 May 2007 and the Annual Return.

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

3) Documents filed with the Financial Services Authority Document Viewing Facility:

Date	**Brief Description of Document(s)**
28-Mar-08	Notice of Annual General Meeting
28-Mar-08	Annual Report & Accounts for the year ended 31 December 2007
28-Mar-08	Annual Review and Summary Financial Statements for the year ended 31 December 2007

Copies of documents filed with the Financial Services Authority Document Viewing Facility can be obtained from the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Further enquiries:

Paul Moore
Assistant Company Secretary
01753 494012

2 April 2008

END